ADVANTAGE OIL & GAS LTD.
STOCK OPTION PLAN

1. Purpose of Plan

The purpose of this plan (the "**Plan**") is to develop the interest of the directors, officers and employees of, and consultants to (collectively the "**Optionees**") Advantage Oil & Gas Ltd. and any of its controlled entities, such as a subsidiary, partnership or trust (collectively "**Advantage**") in the growth and development of Advantage by providing them with the opportunity to acquire a proprietary interest in Advantage.

2. Administration

The Plan will be administered by the Board.

3. Granting of Stock Options

The Board may from time to time grant options ("**Stock Options**") to purchase common shares of Advantage ("**Common Shares**") to the Optionees and fix the number of Common Shares subject to option to each Optionee.

4. Limitations to the Plan

Notwithstanding any other provision of the Plan:

(a)   unless otherwise approved by the shareholders of Advantage (the "**Shareholders**"), the aggregate number of Common Shares that may be issued pursuant to the exercise of Stock Options awarded under the Plan and all other share compensation arrangements of Advantage is 10% of the Common Shares outstanding from time to time. Stock Options may be granted under this Plan prior to approval by the Shareholders of this Plan or any increase in the number of Common Shares issuable hereunder, provided that such grant is conditional upon approval of Shareholders of this Plan or an increase in the number of Common Shares issuable, as the case may be. If any Stock Options granted under this Plan shall expire, terminate or be cancelled for any reason without having been exercised in full, any unpurchased Common Shares to which such Stock Options relate shall be available for the purposes of the granting of further Stock Options under this Plan;

(b)   the number of Common Shares issued to any one person upon exercise of Stock Options awarded under the Plan and all other established or proposed share compensation arrangements of Advantage shall not exceed 10% of the outstanding Common Shares;

(c)   the number of Common Shares reserved for issuance at any time or issued within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of Advantage, to Insiders (as defined in Section 19) shall not exceed 10% of the outstanding Common Shares and the number of Common Shares issued within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of Advantage, to any one Insider and such Insider's associates shall not exceed 10% of the outstanding Common Shares; and

(d)   the participation of non-management directors in the Plan is limited to the lesser of (a) 1.0% of the issued and outstanding Common Shares, in aggregate, for all non-management directors; and (b) an annual equity award value for each non-management director of $100,000, with the value of each Stock Option calculated at the time of grant. All Common Shares issued to non-management directors upon the exercise of Stock Options under the Plan must be held by the particular non-management director until the earlier of: (a) three (3) years from the date of issuance of such Common Shares; and (b) the retirement from the Board of the non-management director.

In determining the number of Common Shares issued within one year for the purposes of subclause (c) above, the number of Common Shares shall be determined on the basis of the number of Common Shares that are outstanding immediately prior to the Common Share issuance, excluding any Common Shares issued pursuant to share compensation arrangements of Advantage over the preceding one-year period.

5.   **Vesting of Stock Options**

The Board may, in its sole discretion, determine the time during which Stock Options shall vest and the method of vesting, or that no vesting restriction shall exist either before or after the date of grant.

6.   **Expiry Date**

All Stock Options granted pursuant to this Plan will expire on a date (the "**Expiry Date**") as determined by the Board at the time of the grant provided that no Stock Option may be exercised beyond three years from the time of the grant. Any Stock Options which have not been exercised by the Expiry Date shall expire and become null and void. Notwithstanding the foregoing:

(a)   if the Expiry Date of any Stock Option falls within:

(i)   any Blackout Period (as defined in Section 19) (the "**Restricted Option**s"), then the Expiry Date of such Restricted Options shall, without any further action, be extended to the last day of the Black-Out Extension Term;

(ii)   a period that an Optionee (other than an Insider) is on a Leave of Absence (as defined in Section 19), the Expiry Date shall, without any further action, be extended to the last day of the Leave Extension Term.

The foregoing extensions apply to all Stock Options whatever the date of grant and shall not be considered an extension of the term of the Stock Options as referred to in Section 15 hereof. Unless approved by the Board, no Stock Options may be exercised by an Optionee during a Blackout Period.

(b)   unless otherwise determined by the Board or unless otherwise expressly set forth in a Stock Option Agreement (as defined in Section 19), pertaining to a particular Stock Option or any written employment or consulting agreement governing an Optionee, if the Optionee ceases to be a director, officer or employee of Advantage for any reason whatsoever, other than the death or disability (as contemplated under (c)), the Optionee may, prior to the Expiry Date and within 30 days after the Cessation Date (as defined in Section 19), exercise the Stock Options which have vested on or prior to the Cessation Date, after which time the Stock Option shall terminate; and

(c)   unless otherwise determined by the Board or unless otherwise expressly set forth in a Stock Option Agreement pertaining to a particular Stock Option or any written employment or consulting agreement governing an Optionee, if the Optionee ceases to be a director, officer or employee of Advantage as a result of the death or disability of the Optionee, the Optionee or the Optionee's personal representative or estate may, prior to the Expiry Date and within six months after the Cessation Date (as defined in Section 19), exercise the Stock Options held by the Optionee which have vested during or prior to the six month period, after which time the Stock Option shall terminate.

7.   **Exercise Price**

The exercise price (the "**Exercise Price**") of any Stock Option granted pursuant to the Plan shall be fixed by the Board when the Stock Option is granted, provided that such price shall not be less than the Market Price of the Common Shares on the date of the grant. "**Market Price**", on any date, shall be the volume weighted average trading price of the Common Shares on the Exchange (as defined in Section 19) for the five trading days prior to the date of grant (or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, such price as is required by such stock exchange in Canada on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that the Common Shares are not listed and posted for trading on any stock exchange in Canada, the Exercise Price shall be determined by the Board in its sole discretion.

8.   **Non-assignability**

The right to receive Common Shares pursuant to a Stock Option to an Optionee may only be exercised by such Optionee personally or through the Optionee's personal representative or estate and no assignment, sale, transfer, pledge or charge of a Stock Option, whether voluntary, involuntary, by operation of law or otherwise (except by will or the laws of descent and distribution), vests any interest or right in such Stock Option whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Stock Option shall terminate and be of no further force or effect.

9.   **Exercise of Stock Option**

(a)   Subject to the Plan and the applicable Stock Option Agreement, the Optionee may:

(i)   exercise from time to time by delivery to Advantage, at its head office in Calgary, Alberta, a written notice of exercise ("**Exercise Notice**") specifying the number of Common Shares with respect to which the Stock Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased. Upon exercise of the Stock Option, Advantage will, within 7 days following receipt of the Exercise Notice and payment of the purchase price, cause to be delivered to the Optionee a certificate or certificates, representing such Common Shares in the name of the Optionee or the Optionee's legal personal representative or otherwise as the Optionee may or representative may in writing direct; or

(ii)   exercise the right (the "**Put Right**") from time to time to require Advantage to purchase all or any part of the Stock Options of the Optionee by delivery to Advantage, at its head office in Calgary, Alberta, a written notice of exercise ("**Put Notice**") specifying the number of Stock Options with respect to which the Put Right is being exercised. Upon the exercise of the Put Right, Advantage will purchase from the Optionee all of the Stock Options specified in the Put Notice at a purchase price (the "**Purchase Price**") equal to the excess of the Current Market Price, determined on the date of receipt of the Put Notice by Advantage (the "**Notice Date**"), over the Exercise Price for each Stock Option being purchased under the Put Right. Upon the exercise of the Put Right, Advantage will, at its sole election, cause to be delivered to the Optionee either: (A) a cheque or electronic deposit representing the Purchase Price; or (B) that number of Common Shares that represent a monetary value equal to the Purchase Price, within five business days of the Notice Date. Notwithstanding the foregoing, Advantage may at its sole discretion decline to accept the exercise of a Put Right at any time.

For purposes of this Section 9, the Current Market Price means the volume weighted average trading price of the Common Shares on the Exchange for the five trading days prior to the Notice Date on which at least one board lot traded as reported by the Exchange.

10.   **Effect of Certain Changes**

In the event:

(a)   of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b)   that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities,

then, in any such case, the Board may make such adjustments to the Plan, to any Stock Options and to any Stock Option Agreements outstanding under the Plan as may be appropriate in the circumstances (including changing the Common Shares covered by each Stock Option into other securities on the same basis as Common Shares are converted into or exchangeable for such securities in any such transaction) to prevent dilution or enlargement of the rights granted to Optionees hereunder.

11.   **Take-over Bids**

If approved by the Board, Stock Option Agreements may provide that, whenever Shareholders receive a take-over bid (as defined in the *Securities Act* (Alberta), which is not exempt from the take-over bid requirements of Part 13 of the *Securities Act* (Alberta) (or its replacement or successor provisions) (a "**Take-Over Proposal**"), such Stock Options may be exercised as to all or any of the Common Shares in respect of which such Stock Option has not previously been exercised (including in respect of Common Shares not otherwise vested at such time) by the Optionee (the "**Take-over Acceleration Right**"), but any such Stock Option not otherwise vested and deemed only to have vested in accordance with the foregoing may only be exercised for the purposes of tendering to such Take-Over Proposal. If for any reason any such Common Shares are not so tendered or, if tendered, are not, for any reason taken up and paid for by the offeree pursuant to the Take-Over Proposal, any such Common Shares so purchased by the Optionee shall be and shall be deemed to be cancelled and returned to the treasury of Advantage, and shall be added back to the number of Common Shares, if any, remaining unexercised under the Stock Option (and shall thus be available for exercise of the Stock Option in accordance with the terms thereof) and upon presentation to Advantage of share certificates representing such Common Shares properly endorsed for transfer back to Advantage, Advantage shall refund to the Optionee all consideration paid by him or her in the initial purchase thereof. The Take-over Acceleration Right shall commence at such time as is determined by the Board, provided that, if the Board approves the Take-over Acceleration Right but does not determine commencement and termination dates regarding same, the Take-over Acceleration Right shall commence on the date of the Take-over Proposal and end on the earlier of the expiry time of the Stock Option and the tenth (10th) day following the expiry date of the Take-over Proposal. Notwithstanding the foregoing, the Take-over Acceleration Right may be extended for such longer period as the Board may resolve.

12.   **Change of Control**

Notwithstanding any other provision in this Plan and any Stock Option Agreements, if there takes place a Change of Control, as defined below, at any time before the Expiry Date, Advantage shall give notice of such Change of Control to all Optionees. Each Optionee shall have the right, whether or not such notice is given to it by Advantage, to exercise all Stock Options to purchase all of the Common Shares optioned to them (whether vested or unvested), which have not previously been purchased in accordance with the Plan and any Stock Option Agreements. All Stock Options not exercised prior to the effective date determined by the Board shall be and shall be deemed to have been cancelled and shall be of no further force or effect. If for any reason such Change of Control is not effected, any such Common Shares so purchased by an Optionee shall be, and be deemed to be, cancelled and returned to the treasury of Advantage, shall be added back to the number of Stock Options, if any, remaining unexercised and upon presentation to Advantage of the Common Share certificates representing such Common Shares properly endorsed for transfer back to Advantage, Advantage shall refund the Optionee all consideration paid by the Optionee in the initial purchase thereof.

13.   **No Rights as a Shareholder**

An Optionee shall not have any of the rights or privileges of a shareholder of Advantage in respect of any Common Shares issuable upon exercise of a Stock Option until certificates representing such Common Shares have been issued and delivered.

14. **Option Agreement**

A written agreement will be entered into between Advantage and each Optionee to whom a Stock Option is granted hereunder (a "**Stock Option Agreement**"), which agreement will set out the number of Common Shares subject to option, the Exercise Price, the vesting dates, the Expiry Date and any other terms approved by the Board, all in accordance with the provisions of this Plan. The agreement will be in the form of agreement as the Board may from time to time approve or authorize the officers of Advantage to enter into, and may contain such terms as may be considered necessary in order that the Stock Option will comply with any provisions respecting Stock Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Stock Option is granted may from time to time be a resident or citizen, or the rules of any regulatory body having jurisdiction over Advantage. All option agreements entered into and remaining outstanding prior to the effective date of the Plan continue with full force and effect unamended by the Plan.

15. **Amendment or Discontinuance of the Plan**

This Plan and any Stock Options granted pursuant to the Plan may be amended, modified or terminated by the Board without approval of the Shareholders subject to any required approval of the Exchange. Notwithstanding the foregoing, the Plan or any Stock Options may not be amended without shareholder approval to:

(a)   increase the number of Common Shares reserved for issuance under the Plan or the Plan maximum pursuant to Section 4 hereof;

(b)   reduce the Exercise Price of any Stock Option granted pursuant to the Plan;

(c)   extend the Expiry Date of any outstanding Stock Options other than as permitted pursuant to the Plan;

(d)   amend Section 4(d) to increase the entitlements of non-management directors under the Plan;

(e)   permit an Optionee to transfer or assign Stock Options to a new beneficial holder, other than for estate settlement purposes;

(f)   any amendment to increase the number of Common Shares that may be issued to Insiders above the restrictions contained in Section 4; or

(g)   amend this Section 15.

In addition, no amendment to the Plan or Stock Options granted pursuant to the Plan may be made without the consent of the Optionee, if it adversely alters or impairs the rights of any Optionee in respect of any Stock Option previously granted to such Optionee under the Plan.

16. **Regulatory Authorities Approvals**

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Stock Options granted prior to such approval shall be conditional upon such approval being given and no such Stock Options may be exercised unless such approval, if required, is given.

17. **Common Shares Duly Issued**

Common Shares issued upon the exercise of a Stock Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon payment thereof in accordance with the terms of the particular agreement.

18. **Withholding Taxes**

When an Optionee or other person becomes entitled to receive Common Shares hereunder, Advantage shall have the right to require the Optionee or such other person to remit to Advantage an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Board of Directors or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a)   the tendering by the Optionee of cash payment to Advantage in an amount equal to the total withholding tax obligation; or

(b)   the withholding by Advantage from the Common Shares otherwise due to the Optionee such number of Common Shares as it determines are required to be sold by Advantage, as trustee, to satisfy the total withholding tax obligation (net of selling costs). The Optionee consents to such sale and grants to Advantage an irrevocable power of attorney to effect the sale of such Common Shares and acknowledges and agrees that Advantage does not accept responsibility for the price obtained on the sale of such Common Shares; or

(c)   the withholding by Advantage from any cash payment otherwise due to the Optionee as is required for the amount of the total withholding tax obligation;

provided, however, that the sum of any cash so paid or withheld and the Fair Market Value (as defined in Section 19) of any Common Shares so withheld is sufficient to satisfy the total withholding tax obligation.

Optionees (or their beneficiaries) shall be responsible for all taxes with respect to any Stock Options granted under the Plan. The Board and Advantage make no guarantees to any person regarding the tax treatment of Stock Options or payments made under the Plan and none of Advantage, nor any of its employees or representatives shall have any liability to an Optionee (or its beneficiaries) with respect thereto.

19.   **Certain Definitions**

In this Plan the following terms shall have the meaning set forth below:

(a)   **"Black-Out Extension Term"** means ten (10) Business Days from the date that any Black-Out Period ends;

(b)   **"Black-Out Period"** means a period of time imposed by the Board pursuant to the Insider Trading and Disclosure Policy of Advantage upon certain designated persons during which those persons may not trade in any securities of Advantage;

(c)   "**Board**" means the Board of Directors of Advantage;

(d)   "**Business Day**" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(e)   "**Cessation Date**" means the date of the Optionee's termination of, or resignation from, active employment with Advantage, regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being. For greater certainty, a transfer of employment or services between Advantage and any of its subsidiaries or between any subsidiaries of Advantage shall not be considered an interruption or termination of the employment of an Optionee for any purpose of the Plan;

(f)   "**Change of Control**" means:

(i)   the acceptance and sale by the Shareholders representing in the aggregate more than fifty (50%) percent of all issued and outstanding Common Shares of any offer, whether by way of a takeover bid or otherwise, for all or any of the Common Shares; or

(ii) the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares), directly or indirectly, of the beneficial ownership of such number of Common Shares or rights to acquire Common Shares, which together with such person's then owned Common Shares or rights to acquire Common Shares, if any, represent (assuming the full exercise of such rights to acquire Common Shares) more than fifty (50%) percent of the combined voting rights of the Common Shares, together with the Common Shares that would be outstanding on the full exercise of the rights to acquire Common Shares and such person's previously owned rights to acquire Common Shares; or

(iii) the closing of a transaction whereby Advantage merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Shareholders prior to the transaction, as the case may be, own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(iv) the passing of a resolution by the Board, or Shareholders to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement; or

(v) individuals who were members of the Board immediately prior to a meeting of the shareholders of Advantage involving a contest for the election of directors, shall not constitute a majority of the board of directors following such election; or

(vi) the sale or disposition by Advantage of all or substantially all of its assets located at Glacier, Alberta, including any *bona fide* reorganization transaction pursuant to which the Shareholders exchange their Common Shares for the securities of one or more other entities, whether affiliated with Advantage or not;

(g) "**Exchange**" means the Toronto Stock Exchange;

(h) "**Fair Market Value**" with respect to a Common Share, as at any date means the weighted average of the prices at which the Common Shares traded on the Exchange (or, if the Common Shares are not then listed and posted for trading on the Exchange or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board of Directors in its sole discretion) for the five (5) trading days on which the Common Shares traded on the said exchange immediately preceding such date. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its sole discretion, acting reasonably and in good faith;

(i) "**Insider**" has the meaning set forth in the applicable rules of the Exchange for this purpose;

(j) "**Leave of Absence**" means a period of time designated as a "leave of absence" by the Board which is in excess of three months;

(k) "**Leave Extension Term**" means that portion of the duration of the period of the Leave of Absence that is in excess of three (3) months plus ten (10) Business Days from the date that any Leave of Absence ends provided the Leave Extension Term shall not exceed one year from the Expiry Date;

(l) "**Stock Option Agreement**" has the meaning ascribed thereto in Section 14.

20.   **Effective Date**

        This Plan shall take effect on August 8, 2012, subject to the acceptance of the Plan by the Exchange and any other relevant regulatory authorities and approval of the Shareholders.